13010556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 1 2013
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRG Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Sheridan Drive
(No. and Street)

Williamsville (City) New York (State) 14221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Duggan 716-247-5019
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

300 Essjay Road, Suite 115 (Address) Williamsville (City) New York (State) 14221 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul S. Duggan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRG Advisors, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None

Signature

President
Title

Notary Public

KAREN B. VANCE
NOTARY PUBLIC, State of New York
Qualified in Erie County
My Commission Expires 1/31/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRG ADVISORS, INC.

Financial Statements and Supplemental Schedule

December 31, 2012

(With Independent Auditors' Report and
Supplemental Reports Required by Securities
and Exchange Commission Rules)

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

TRG ADVISORS, INC.

Financial Statements and Supplemental Schedule

December 31, 2012

(With Independent Auditors' Report and
Supplemental Reports Required by Securities
and Exchange Commission Rules)

TRG ADVISORS, INC.

Table of Contents

* * * * *

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

300 Essjay Road, Ste. 115
Williamsville, New York 14221
T: 716.634.0700
F: 716.634.0764
W: ToskiCPA.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TRG Advisors, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of TRG Advisors, Inc. (the Corporation) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Corporation's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TRG Advisors, Inc. as of December 31, 2012, and the results of its operations, and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

Toski & Co., CPAs, P.C.

Williamsville, New York
February 26, 2013

TRG ADVISORS, INC.
Statement of Financial Condition
December 31, 2012

Assets

Assets:	
Cash	$ 35,278
Settlement receivable	154,859
Accounts receivable	15,743
Commissions receivable	2,263
Note receivable, related party	49,400
Total assets	$ 257,543

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable	$ 26,170
Commissions payable	1,543
Accrued expenses	4,299
Total liabilities	32,012
Stockholder's equity:	
Common stock, $1 par value, 20,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	9,900
Retained earnings	215,531
Total stockholder's equity	225,531
Total liabilities and stockholder's equity	$ 257,543

See accompanying notes to financial statements.

TRG ADVISORS, INC.
Statement of Income
Year ended December 31, 2012

Operating income - commissions	$ 823,686
Operating expenses:	
Commissions	340,793
Salaries	204,597
Insurance	4,908
Vehicles, travel and entertainment	33,098
Computer and software	8,410
Miscellaneous	20,417
Regulatory fees	18,869
Payroll taxes and fringe benefits	44,166
Telephone	3,352
Professional fees	48,366
Dues and subscriptions	8,655
Postage and delivery	331
New York State franchise fee	1,025
Office supplies	1,988
Licenses and permits	30
Marketing	603
Rent	7,688
Total operating expenses	747,296
Income from operations	76,390
Other income (note 9)	154,859
Net income	$ 231,249
Basic income per share	$ 2,312.49

See accompanying notes to financial statements.

TRG ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2012

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balances at December 31, 2011	$ 100	9,900	132,018	142,018
Net income	-	-	231,249	231,249
Stockholder distributions	-	-	(147,736)	(147,736)
Balances at December 31, 2012	$ 100	9,900	215,531	225,531

See accompanying notes to financial statements.

TRG ADVISORS, INC.
Statement of Cash Flows
Year ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 231,249
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Settlement receivable	(154,859)
Accounts receivable	1,465
Commissions receivable	7,538
Accounts payable	(6,595)
Commissions payable	(45,607)
Accrued expenses	(10,620)
Net cash provided by operating activities	22,571
Cash flows from financing activities - stockholder distributions	(147,736)
Cash flows from investing activities - increase in loans receivable	(49,400)
Net decrease in cash	(174,565)
Cash at beginning of year	209,843
Cash at end of year	$ 35,278

See accompanying notes to financial statements.

(1) Organization

TRG Advisors, Inc. (the Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Corporation is an "introducing broker," who does not take possession of customer funds or carry customer accounts. The Corporation was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker-dealer, primarily brokering agency transactions for mutual fund and annuity investments on behalf of its customers.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(b) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Equivalents

For purposes of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(d) Concentrations of Credit Risk

The Corporation is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

(2) Summary of Significant Accounting Policies, Continued

(e) Receivables

Commissions are recorded on a trade date basis as securities transactions occur. The commissions receivable are due primarily from various investment companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

(f) Subsequent Events

The Corporation has evaluated events after December 31, 2012 and through February 26, 2013, which is the date the financial statements were available to be issued, and determined that any events or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

(3) Related Party Transactions

Related party transactions at December 31, 2012 and 2011 were as follows:

In 2012, the Company stockholder formed Touchstone Retirement Group (Touchstone), with three other individuals.

(a) Note Receivable

The Company advanced $49,400 in 2012 to Touchstone.

(b) Rent

The Company paid $6,688 to Touchstone in 2012 for rent of the Company's administrative offices.

(4) Notes Receivable

The Corporation holds a $49,400 demand note receivable resulting from this advance accruing interest at 2.5% annually at December 31, 2012.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (See Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (generally, Corporation capital less reductions for assets not readily convertible into cash at full value). There are also restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

(5) Net Capital Requirements, Continued

At December 31, 2012, the Company's excess net capital and required net capital (as defined) were $155,388 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately 0.2 to 1.

(6) Income Taxes

The Corporation has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. All items of taxable income, deductions and tax credits are passed through to and are reported by the Corporation's owner on his respective income tax returns. The Corporation's federal tax status as a pass-through entity is based on its election to be treated as an S Corporation. Accordingly, the Corporation is not required to take any tax positions in order to qualify as a pass-through entity. The Corporation is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. The Corporation in no longer subject to tax examination for the year ended December 31, 2008 and prior. Accordingly, these financial statements do not reflect a provision for income taxes and the Corporation has no other tax positions which must be considered for disclosure.

(7) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the rule provided that certain conditions are met. Due to the nature of the Corporation's business (note 1) these conditions are satisfied and the Corporation claims an exemption under subparagraph (k)(2)(ii) of the rule.

(8) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. Review of Form X-17A-5 as prepared by the Corporation, as amended by the Corporation to reflect the event recognized as a result of contingency discussed in note 9, disclosed that no material differences exist.

(9) Contingency

At December 31, 2012, the Corporation was involved in litigation with a former related party with both parties having filed claims asserting various allegations. This matter was settled under the terms of a confidential settlement agreement made on January 23, 2013. As a consequence of this agreement, the Corporation collected substantially all unpaid advisory fees and has recognized other income related to those fees in the amount of $154,859.

(10) Commitment

The Corporation leases administrative offices under an operating lease agreement that expires on July 10, 2018. Touchstone uses the majority of this space and has agreed to pay the minimum payments required under the lease and be reimbursed $1,000 per month by the Corporation.

The Corporation's rent expense in connection with this lease agreement amounted to $6,688 for the year ended December 31, 2012. The following is a schedule of future minimum payments required under the above lease and attributable to the Corporation and Touchstone:

	Total	Corporation	Touchstone
2013	$ 53,952	12,000	41,952
2014	55,176	12,000	43,176
2015	56,400	12,000	44,400
2016	57,624	12,000	45,624
2017	58,848	12,000	46,848
2018	29,424	6,000	23,424
	$ 311,424	66,000	245,424

TRG ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2012

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 225,531
Deduct non-allowable assets from statement of financial condition:		
Accounts receivables	$ 15,743	
Note receivable, related party	49,400	(65,143)
Net capital		160,388
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness - $2,134 or $5,000)		(5,000)
Excess net capital		$ 155,388
Aggregate indebtedness:		
Accounts payable		26,170
Commissions payable		1,543
Accrued expenses		4,299
Total aggregate indebtedness		$ 32,012
Ratio - Aggregate indebtedness to net capital		0.2 to 1

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

300 Essjay Road, Ste. 115
Williamsville, New York 14221
T: 716.634.0700
F: 716.634.0764
W: ToskiCPA.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

The Board of Directors
TRG Advisors, Inc.:

In planning and performing our audit of the financial statements of TRG Advisors, Inc. (the Corporation) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toski & Co., CPAs, P.C.

Williamsville, New York
February 26, 2013

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

300 Essjay Road, Ste. 115
Williamsville, New York 14221
T: 716.634.0700
F: 716.634.0764
W: ToskiCPA.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURCES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
TRG Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by TRG Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating TRG Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TRG Advisors, Inc.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (examined copy of cancelled check) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (examined cash receipt documentation) noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (examined Form SIPC-7 and traced amounts to supportive documentation) supporting the adjustments noting no differences.

Buffalo • Rochester • Albany • New York City • Los Angeles

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Toski & Co., CPAs, P.C.

Williamsville, New York
February 26, 2013